NORTHERN LIGHTS FUND TRUST

                                                        August 3, 2010

VIA ELECTRONIC TRANSMISSION

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720, Acc. No: 0000910472-10-000609.

Dear Ms. Cole:

On behalf of the PSI Market Neutral Fund, PSI Total Return Fund, PSI Strategic Growth Fund and PSI Tactical Growth Fund (each a "Fund" and together the "Funds"), each a series of Northern Lights Fund Trust (the "Trust" or "Registrant"), we hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 158 to the Trust’s Registration Statement (the "Amendment"), which was filed on June 11, 2010, to August 13, 2010, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would become effective on August 25, 2010.

The Amendment was filed pursuant to Rule 485(a) under the Securities Act for the purpose of registering shares of each Fund.  If you have any questions concerning this request please contact JoAnn Strasser at (513) 352-6725.

Northern Lights Fund Trust

Northern Lights Distributors, LLC

By:

/s/Emile Molineaux

            By:

           /s/Daniel Applegarth

Name:

Emile Molineaux

Name: Daniel Applegarth

Title:

Secretary

Title:   Treasurer